Highbury Financial Inc.
999 Eighteenth Street, Suite 3000
Denver, CO 80202

December 20, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Highbury Financial Inc. (the "Company") Registration Statement on Form S-1 Registration No. 333-127272

Ladies and Gentlemen:

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HIGHBURY FINANCIAL INC.

By:	/s/ R. Bradley Forth
R. Bradley Forth
Secretary